
MICROTEL
BY WYNDHAM

Uncertain Regulatory Timeline and Outcome

Uncertain Regulatory Timeline and Outcome

Choice's offer involves an uncertain regulatory timeline and outcome that creates asymmetrical risks for Wyndham shareholders

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- <u>Largest U.S. Provider of Hotel Franchise Services:</u> Choice's Offer would create the largest U.S. provider of hotel franchise services in the chainscales that serve middle-income guests – economy and midscale – with over 55% market share in each, resulting in significant uncertainty as to whether the FTC or courts would ever clear the transaction.
- <u>Exposed Risk for Shareholders During Review:</u> Any extended period between announcement and closing or termination of the transaction exposes Wyndham and its shareholders to meaningful risks, including:
  - New business development disruption and deterioration in segment-leading retention rates resulting in impaired earnings growth
  - Competitors – including Choice – capitalizing on franchisee uncertainty during a potential review period
  - Stagnated development of industry's fastest-growing new brand, ECHO Suites Extended Stay by Wyndham
  - Challenges attracting and retaining team members
- <u>FTC Investigation:</u> In November 2023, the FTC opened a preliminary investigation into a potential combination even before there was an exchange offer or agreed-upon transaction to evaluate. The FTC has already sent Wyndham a 40-page, 65-topic 'Second Request' – issued in only ~1% of deals reviewed by the FTC – which marks the start of a protracted review process with an uncertain outcome and no guarantee of closing.
- <u>Additional Antitrust Investigations:</u> This transaction has now attracted scrutiny from no fewer than four states attorneys generals, including Washington and Colorado, each of whom have opened their own separate investigations with the power to investigate the transaction on their own timelines and with the power to seek to block the transaction in court independent of any decision by the FTC.
- <u>Amplified Antitrust Risk:</u> Choice's public offer in October has amplified the antitrust risk across the franchisee community and with the FTC. As a result, it has become apparent that the risk and the potential damage to Wyndham and its shareholders would be overwhelming.

A Choice That's No Choice At All

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